1847 Holdings LLC

590 Madison Avenue, 21st floor

New York, NY 10022

May 4, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Re:	1847 Holdings LLC Request for Withdrawal of Offering Statement on Form 1-A File No. 024-11064

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), 1847 Holdings LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Offering Statement on Form 1-A (File No. 024-1106), initially filed with the Commission on August 23, 2019 (the “Offering Statement”).

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.

The Offering Statement was qualified by the U.S. Securities and Exchange Commission on November 6, 2019 at 4:00 P.M. Eastern Time. The Company confirms that no securities have been sold pursuant to the Offering Statement and that the Offering Statement is not the subject of a proceeding under Rule 258 of the Securities Act.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (212) 521-4052 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888.

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.